Clene Inc.

6550 South Millrock Drive, Suite G50

Salt Lake City, Utah 84121

September 29, 2023

VIA EDGAR & ELECTRONIC MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamill and Laura Crotty

Re:          Clene Inc.

                Registration Statement on Form S-3

                Filed September 22, 2023

                File No. 333-274651

Ladies and Gentlemen:

This letter sets forth the response of Clene Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in your letter, dated September 27, 2023, with respect to the Company’s Registration Statement on Form S-3, filed on September 22, 2023 (the “Form S-3”).

Concurrent with the submission of this letter, we are filing an amendment to the Form S-3 in response to the Staff’s comments. For your convenience, the Staff’s comment is reprinted in bold below, followed by the Company’s response thereto.

Registration Statement on Form S-3 filed September 22, 2023

General

1.

In relation to the 3,000,000 shares of common stock underlying a warrant issued as part of an amendment to a loan and security agreement between you and Avenue Venture Opportunities Fund, L.P. (the "Warrant"), please tell us your basis for registering the offering of these shares on a primary basis. In this regard, we note that the Warrant was issued pursuant to Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder and is exercisable within one year. Please consider the rationale set out in Securities Act Sections C&DI Questions 139.08, 239.15, and 103.04.

RESPONSE:

The Company is not seeking to register the primary issuance of shares; rather, the Company is seeking to register the resale of shares of common stock issuable upon the exercise of the Warrant. The Company has revised the disclosure in the Form S-3 in this respect.

The Company believes the foregoing fairly responds to the Staff’s comment in its letter dated September 27, 2023, and is prepared to provide the Staff with additional information. Thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact Tom McAleavey at (407) 244-5108.

Sincerely,

/s/ Morgan Brown
Name: Morgan Brown
Title: Chief Financial Officer

cc: Tom McAleavey, Esq., Holland & Knight LLP